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FOR IMMEDIATE RELEASE           TSX: COM

CARDIOME’S DATA SAFETY MONITORING BOARD RECOMMENDS
CONTINUATION OF PHASE 3 ATRIAL ARRHYTHMIA TRIAL

Vancouver, Canada, May 7, 2004 Cardiome Pharma Corp (TSX: COM) today announced that it’s independent Data Safety Monitoring Board (DSMB) has issued a recommendation to continue the phase 3 clinical trial, ACT 1, evaluating intravenous RSD1235 as a treatment for acute atrial fibrillation (AF) and atrial flutter. The DSMB found no safety concerns that would require protocol changes and recommended that the trial continue.

Cardiome's DSMB is composed of independent medical experts who monitor and evaluate the safety of the clinical trial. In order to protect the integrity of the clinical trial, the company remains blinded to the data. The recommendation by the DSMB members was based on their second planned safety analysis of data from 180 patients enrolled in the trial. ACT 1 will enroll approximately 360 patients for atrial fibrillation, with another 60 enrolled for atrial flutter in a subset of ACT 1 called Scene 2. ACT 1 will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation. It is projected that ACT 1 results will be available in the fourth quarter of 2004.

About RSD1235

RSD1235 is designed to be an acute-use, intravenous administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. The first phase 3 study, ACT 1, will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of AF and atrial flutter. A second phase 3 study, ACT 2, initiated in March 2004, will focus on patients with atrial fibrillation and atrial flutter occurring after coronary artery bypass graft or valve replacement surgery. In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have high oral bioavailability, suggesting it could be used for chronic oral therapy, a program for which Cardiome expects to initiate clinical studies by the end of 2004.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

RSD1235 is Cardiome’s lead drug in atrial arrhythmias. Cardiome’s lead drug in the congestive heart failure (“CHF”) area is oxypurinol, a xanthine oxidase inhibitor with antioxidant properties. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol sensitizes cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing the cardiac oxygen-use efficiency will improve the clinical outcomes for CHF patients. This application of oxypurinol is currently in a Phase 2 study in 400 patients with stage 3 and stage 4 CHF.

Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout. Cardiome filed an Orphan Drug NDA for this indication in December 2003.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
(604) 677-6905 ext. 109
Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer